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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                -----------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 21)

                               MERCOM, INC.
                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

                               ------------

                                 58935D109
                              (CUSIP Number)

                             C-TEC CORPORATION
                    (Names of Persons Filing Statement)

                            Raymond B. Ostroski
               Executive Vice President and General Counsel
                             C-TEC Corporation
                            105 Carnegie Center
                        Princeton, New Jersey 08540
                         Tel. No.: (609) 734-3700
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                               May 12, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                               ------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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

                                                         SCHEDULE 13D

CUSIP No.         58935D109                                                            Page   2    of       Pages

     1            NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  C-TEC Corporation   23-2093008
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                   (a)  [ ]
                                                                                                                   (b)  [X]

     3            SEC USE ONLY

     4            SOURCE OF FUNDS*

     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                  or 2(e)                                                                                               [ ]
                  N/A

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania

                                                     7         SOLE VOTING POWER
                                                               2,964,250

                                                     8         SHARED VOTING POWER
            NUMBER OF SHARES
       BENEFICIALLY OWNED BY EACH                              -0-
          REPORTING PERSON WITH
                                                     9         SOLE DISPOSITIVE POWER

                                                               2,964,250

                                                    10         SHARED DISPOSITIVE POWER

                                                               -0-

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,964,250

    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*   [ ]

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.92%

    14            TYPE OF REPORTING PERSON*

                  CO


               The following information amends the Schedule 13D dated March 14, 1990, as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 2. Indentity and Background.

               Schedules A through D are hereby amended as attached hereto.


               Item 4. Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

               "On May 12, C-TEC announced that it had proposed to acquire the 38.08% of the Common Stock not currently owned by it, in exchange for 8.75% of the common stock of C-TEC's subsidiary C-TEC Michigan. In the proposed transaction, Mercom would become a wholly owned subsidiary of C-TEC Michigan. The proposed exchange ratio is based on the assumption that C-TEC Michigan will have $125 million of net debt outstanding at the time of the transaction. The combined operations will serve approximately 200,000 cable subscribers, approximately 40,000 of which are currently served by Mercom.

               C-TEC recently announced a restructuring plan to separate its operations into three publicly held companies. Under the plan, one of those companies will be C-TEC Michigan, which will own all of C-TEC's Michigan cable television operations, including its interest in the Company. The restructuring is subject to certain conditions and there can be no assurance that any restructuring will take place.

               C-TEC's proposal to acquire all of the outstanding Common Stock not currently owned by it has been conveyed to the Board of Directors of the Company. C-TEC anticipates that the Company's Board of Directors will form a special committee composed of directors unaffiliated with C-TEC to review and evaluate the proposal. The proposal is subject to certain conditions, including the execution and delivery of mutually satisfactory definitive documentation, the consummation of C-TEC's restructuring and the receipt of all required regulatory approvals. C-TEC reserves the right to withdraw its proposal at any time prior to the execution of a definitive agreement. There can be no assurance as to the terms of any transaction or that any transaction will take place."


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 1997

                                          C-TEC CORPORATION



                                          By: /s/ David C. McCourt
                                              -----------------------------
                                              Name:  David C. McCourt
                                              Title: Chairman and Chief
                                                     Executive Officer



                                                                    SCHEDULE A


           DIRECTORS AND EXECUTIVE OFFICERS OF C-TEC CORPORATION

               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of C-TEC Corporation are set forth below.

                                                                                                 Principal
Name and                                                                                         Occupation
Office Held                                        Business Address             Citizenship      or Employment
-----------------------------------------------    -------------------------    -------------    --------------------
David C. McCourt                                   105 Carnegie Center,              USA         Chairman,
Chairman, Chief Executive Officer,                 Princeton, NJ 08540                           Chief Executive
Director                                                                                         Officer, C-TEC

Michael J. Mahoney                                 105 Carnegie Center,              USA         President, Chief
President, Chief                                   Princeton, NJ 08540                           Operating
Operating Officer,                                                                               Officer, C-TEC
Director

Bruce C. Godfrey                                   105 Carnegie Center,              USA         Executive Vice
Executive Vice President, Chief Financial          Princeton, NJ 08540                           President, Chief
Officer,                                                                                         Financial
Director                                                                                         Officer, C-TEC

Raymond B. Ostroski                                105 Carnegie Center,              USA         Executive Vice
Executive Vice President, General                  Princeton, NJ 08540                           President,
Counsel                                                                                          General
                                                                                                 Counsel, C-TEC
Michael A. Adams                                   105 Carnegie Center,              USA         President,
President, Technology & Strategic                  Princeton, NJ 08540                           Technology &
Development                                                                                      Strategic
                                                                                                 Development,
                                                                                                 C-TEC

Malcolm M. Burnside                                105 Carnegie Center,              USA         Vice President,
Vice President, Regulatory and Public              Princeton, NJ 08540                           Regulatory and
Affairs                                                                                          Public Affairs,
                                                                                                 C-TEC

John D. Filipowicz                                 105 Carnegie Center,              USA         Vice President,
Vice President, Assistant General                  Princeton, NJ 08540                           Assistant
Counsel, Assistant Corporate Secretary                                                           General
                                                                                                 Counsel,
                                                                                                 Assistant
                                                                                                 Corporate
                                                                                                 Secretary, C-
                                                                                                 TEC

Ralph S. Hromisin                                  105 Carnegie Center,              USA         Vice President,
Vice President, Corporate Controller               Princeton, NJ 08540                           Corporate
                                                                                                 Controller, C-
                                                                                                 TEC

Timothy J. Stoklosa                                105 Carnegie Center,              USA         Senior Vice
Senior Vice President Finance &                    Princeton, NJ 08540                           President
Treasurer                                                                                        Finance &
                                                                                                 Treasurer, C-
                                                                                                 TEC

James J. Saile                                     105 Carnegie Center,              USA         Vice President
Vice President                                     Princeton, NJ 08540                           Taxation, C-
Taxation                                                                                         TEC

Gary D. Isaacs                                     105 Carnegie Center,              USA         Vice President
Vice President                                     Princeton, NJ 08540                           Human
Human Resources                                                                                  Resources,
                                                                                                 C-TEC

James Q. Crowe                                     3555 Farnam St.                   USA         Chairman of the
Director                                           Omaha, NE 68131                               Board, Director,
                                                                                                 WorldCom, Inc.


Stuart E. Graham                                   1616 Whitestone Expy.             USA         Chairman,
Director                                           Whitestone, NY 11357                          President, Chief
                                                                                                 Executive
                                                                                                 Officer, SKANSKA
                                                                                                 Engineering and
                                                                                                 Construction,
                                                                                                 Inc.

Frank M. Henry                                     Martz Towers                      USA         President, Chief
Director                                           46 Public Square                              Executive Officer,
                                                   Box 1007                                      Frank Martz
                                                   Wilkes-Barre, PA 18703                        Coach Company

Richard R. Jaros                                   1000 Kiewit Plaza                 USA         Executive Vice President,
Director                                           Omaha, NE 68131                               Chief Financial Officer,
                                                                                                 Director, PKS

Robert E. Julian                                   1000 Kiewit Plaza                 USA         Retired
Director                                           Omaha, NE 68131                               Executive Vice
                                                                                                 President, Chief
                                                                                                 Financial
                                                                                                 Officer,
                                                                                                 Director, PKS

Daniel E. Knowles                                  1 F Place                         USA         Personnel
Director                                           Gouldsboro, PA 18424                          Consultant
                                                                                                 C-TEC

David C. Mitchell                                  267 E. Lake Road                  USA         Retired
Director                                           P.O. Box 819                                  Corporate
                                                   Honeoye, NY                                   Executive Vice
                                                   14471-0819                                    President,
                                                                                                 President of the
                                                                                                 Telephone
                                                                                                 Group and
                                                                                                 Director,
                                                                                                 Rochester
                                                                                                 Telephone
                                                                                                 Corporation

Eugene Roth                                        15 S. Franklin Street             USA         Partner,
Director                                           Wilkes-Barre, PA 18711                        Rosenn, Jenkins
                                                                                                 and Greenwald
                                                                                                 (Attorneys)

Walter Scott, Jr.                                  1000 Kiewit Plaza                 USA         Chairman,
Director                                           Omaha, NE 68131                               President,
                                                                                                 Director, PKS

Michael B. Yanney                                  1004 Farnam Street                USA         Chairman &
Director                                           Omaha, NE 68102                               Chief Executive
                                                                                                 Officer, America
                                                                                                 First Companies

                                                                    Schedule B





     DIRECTORS AND EXECUTIVE OFFICERS OF KIEWIT TELECOM HOLDINGS INC.

The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Kiewit Telecom Holdings, Inc. are set forth below.


Name and                                                                        Principal Occupation or
Office Held                       Business Address              Citizenship     Employment
------------------------------    -------------------------    -------------    --------------------------
David C. McCourt                  105 Carnegie Center               USA         Chairman,
President,                        Princeton, NJ 08540                           Chief Executive Officer,
Director                                                                        C-TEC Corporation

Ann C. McCulloch                  1000 Kiewit Plaza                 USA         Vice President,
Vice President,                   Omaha, NE 68131                               Treasurer, PKS
Treasurer

Steven L. George                  1000 Kiewit Plaza                 USA         Vice President, Kiewit
Vice President                    Omaha, NE 68131                               Diversified Group Inc.

Matthew J. Johnson,               1000 Kiewit Plaza                 USA         Vice President-Legal,
Vice President and                Omaha, NE 68131                               PKS
Secretary

Richard R. Jaros                  1000 Kiewit Plaza                 USA         Executive Vice
Director                          Omaha, NE 68131                               President, Chief
                                                                                Financial Officer,
                                                                                PKS

James Q. Crowe                    3555 Farnam Street                USA         Chairman, WorldCom, Inc.
Director                          Omaha, NE 68131


Walter Scott, Jr.                 1000 Kiewit Plaza                 USA         Chairman, President,
Director                          Omaha, NE 68131                               PKS


                                                                    Schedule C


                DIRECTORS AND EXECUTIVE OFFICERS OF KIEWIT
                          DIVERSIFIED GROUP INC.

     The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of
              Kiewit Diversified Group Inc. are set forth below.

                                                                                    Principal
Name and                              Business                                      Occupation
Office Held                           Address                       Citizenship     or Employment
----------------------------------    -------------------------    -------------    ------------------------
Walter Scott, Jr.                     1000 Kiewit Plaza                 USA         Chairman, President,
Chairman, Director                    Omaha, NE 68131                               PKS


Robert E. Julian                      11707 Miracle Hills Dr.           USA         Chairman, PKS
Director                              Omaha, NE 68154                               Information Services,
                                                                                    Inc.; Former Executive
                                                                                    Vice President,
                                                                                    Chief Financial
                                                                                    Officer, PKS

Richard R. Jaros                      1000 Kiewit Plaza                 USA         Executive Vice
President, Director                   Omaha, NE 68131                               President, Chief
                                                                                    Financial Officer,
                                                                                    PKS

George Lee Butler                     1000 Kiewit Plaza                 USA         Vice President, Kiewit
Vice President                        Omaha, NE 68131                               Energy Group Inc.

Steven L. George                      1000 Kiewit Plaza                 USA         Vice President, Kiewit
Vice President                        Omaha, NE 68131                               Diversified Group
                                                                                    Inc.

Ann C. McCulloch                      1000 Kiewit Plaza                 USA         Vice President,
Vice President, Treasurer             Omaha, NE 68131                               Treasurer, PKS

Matthew J. Johnson                    1000 Kiewit Plaza                 USA         Vice President-
Vice President, General               Omaha, NE 68131                               Legal, PKS
Counsel, Secretary

Eric J. Mortensen                     1000 Kiewit Plaza                 USA         Controller, PKS
Controller                            Omaha, NE 68131

Lee E. Ellingson                      1000 Kiewit Plaza                 USA         KDG Tax
Assistant Secretary                   Omaha, NE 68131                               Department

William L. Grewcock                   1000 Kiewit Plaza                 USA         Vice Chairman,
Director                              Omaha, NE 68131                               Director, PKS

Richard Geary                         215 V Street                      USA         Executive Vice
Director                              Vancouver, WA 98661                           President, Kiewit
                                                                                    Construction Group
                                                                                    Inc.; President, Kiewit
                                                                                    Pacific Co.

Royce J. Holland                      15190 Prestonwood Boulevard       USA         Former President, Chief Operating Officer,
Director                              Apt. 421                                      MFS Communications Company, Inc.
                                      Dallas, Texas 75248

Kenneth E. Stinson                    1000 Kiewit Plaza                 USA         Executive Vice
Director                              Omaha, NE 68131                               President, Director,
                                                                                    PKS



                                Schedule D



       DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS', INC.


The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons', Inc. ("PKS") are set forth below.

                                                                                      Principal
Name and                              Business                                        Occupation
Office Held                           Address                         Citizenship     or Employment
----------------------------------    ---------------------------    -------------    --------------------
Walter Scott, Jr.                     1000 Kiewit Plaza                   USA         President,
President, Chairman,                  Omaha, NE 68131                                 Chairman, PKS
Director

William L. Grewcock                   1000 Kiewit Plaza                   USA         Vice Chairman,
Vice Chairman,                        Omaha, NE 68131                                 PKS
Director

Robert E. Julian                      11707 Miracle Hills Dr.             USA         Chairman, PKS
Director                              Omaha, NE 68154                                 Information Services,
                                                                                      Inc.; Former Executive
                                                                                      Vice President,
                                                                                      Former Chief
                                                                                      Financial
                                                                                      Officer, PKS

Kenneth E. Stinson                    1000 Kiewit Plaza                   USA         Chairman, Chief
Executive Vice President,             Omaha, NE 68131                                 Executive
Director                                                                              Officer, Kiewit
                                                                                      Construction
                                                                                      Group Inc.

Richard R. Jaros                      1000 Kiewit Plaza                   USA         Executive Vice
Executive Vice President,             Omaha, NE 68131                                 President, Chief
Director                                                                              Financial Officer,
                                                                                      PKS; President,
                                                                                      KDG

Richard Geary                         215 V Street                        USA         President, Kiewit
Director                              Vancouver, WA 98661                             Pacific Co.

Leonard W. Kearney                    1000 Kiewit Plaza                   USA         Senior Vice
Director                              Omaha, NE 68131                                 President, Kiewit
                                                                                      Construction
                                                                                      Company

James Q. Crowe                        3555 Farnam Street                  USA         Chairman, WorldCom, Inc.
Director                              Omaha, NE 68131

George B. Toll, Jr.                   1000 Kiewit Plaza                   USA         Executive Vice
Director                              Omaha, NE 68131                                 President, Kiewit
                                                                                      Construction
                                                                                      Group Inc.

Peter Kiewit, Jr.                     2600 N. Central Ave.                USA         Attorney
Director                              Phoenix, AZ 85004

Robert B. Daugherty                   Guarantee Centre                    USA         Chairman,
Director                              Suite 225                                       Valmont
                                      Omaha, NE 68114                                 Industries Inc.

Charles M. Harper                     One Central Park Plaza              USA         Former
Director                              Suite 1500                                      Chairman, RJR
                                      Omaha, NE 68102                                 Nabisco
                                                                                      Holdings Corp.

Richard W. Colf                       215 V Street                        USA         Senior Vice
Director                              Vancouver, WA 98661                             President,
                                                                                      Kiewit Pacific
                                                                                      Co.

Bruce E. Grewcock                     1000 Kiewit Plaza                   USA         Chairman,
Director                              Omaha, NE 68131                                 Kiewit Mining
                                                                                      Group Inc.

Matthew J. Johnson                    1000 Kiewit Plaza                   USA         Vice President -
Vice President - Legal                Omaha, NE 68131                                 Legal, PKS

Tait P. Johnson                       1000 Kiewit Plaza                   USA         President,
Director                              Omaha, NE 68131                                 Gilbert Industrial
                                                                                      Corporation

Ann C. McCulloch                      1000 Kiewit Plaza                   USA         Vice President,
Vice President, Treasurer             Omaha, NE 68131                                 Treasurer, PKS

Thomas C. Stortz                      1000 Kiewit Plaza                   USA         Vice President,
Secretary                             Omaha, NE 68131                                 General
                                                                                      Counsel, Kiewit
                                                                                      Construction
                                                                                      Group Inc.

Eric J. Mortensen                     1000 Kiewit Plaza                   USA         Controller, PKS
Controller                            Omaha, NE 68131

Robert L. Giles, Jr.                  1000 Kiewit Plaza                   USA         Stock Registrar,
Stock Registrar and                   Omaha, NE 68131                                 PKS
Assistant Secretary

Tobin A. Schropp                      1000 Kiewit Plaza                   USA         KDG Tax
Assistant Secretary                   Omaha, NE 68131                                 Department
